Exhibit 99.1

Pacific Drilling Begins Chapter 11 Process to Optimize Capital Structure;

World-Wide Operations Expected to Continue as Usual;

Company Also Announces Third-Quarter 2017 Results

LUXEMBOURG (November 12, 2017) - Pacific Drilling S.A. (OTCPink: PACDF) today announced that, with the aim to optimize its capital structure pending recovery in the floating rig drilling industry, it and certain of its domestic and international subsidiaries have filed petitions for relief under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the Southern District of New York. The Company intends to use the Chapter 11 process to pursue a comprehensive restructuring of the Company’s approximately $3.0 billion in principal amount of outstanding funded debt.

With approximately $350 million of cash and cash equivalents as of September 30, 2017 and seven of the most advanced high-specification drillships in the world, the Company intends to continue its world-wide operations as usual and to perform and pay all obligations incurred during its Chapter 11 case in full, subject to court approval.

Voluntary Reorganization under Chapter 11

After reviewing the alternatives for addressing its balance sheet long-term under U.S. and non-U.S. laws, the Company decided that Chapter 11 was the best available forum for its restructuring. The Company intends that Chapter 11 will provide it a respite from creditor claims in order to explore alternatives to reorganize in a manner that maximizes the enterprise value of the Company and is fair to all stakeholders.

“We enter Chapter 11 with a strong cash position and the dedicated team necessary to continue to deliver the highest quality service to our customers in the safest and most efficient manner,” Chief Executive Officer, Paul Reese, said. “Throughout the Chapter 11 process, we anticipate using our strong cash position to meet all ongoing obligations to our employees, customers, vendors, suppliers and others.”

The Company has taken this step after discussions with key constituencies, including substantial holders of its indebtedness and intends to work towards a consensual restructuring of its balance sheet in the best interests of its stakeholders. “We look forward to continuing discussions with our stakeholders during the Chapter 11 proceedings and thank all those involved for their efforts so far,” continued Reese.

Additional information about the Chapter 11 proceedings can be found (i) in the Form 6-K containing our quarterly report for the period ended September 30, 2017 that we expect to furnish to the SEC tomorrow, (ii) on the Company’s website at www.pacificdrilling.com/restructuring or (iii) via the Company’s restructuring information line at: +1 866-396-3566 (Toll Free) or +1 646-795-6175 (International Number).

The Company intends to continue to file quarterly and annual reports with the Securities and Exchange Commission, which will also be available on its website.

Third-Quarter 2017 Operational and Financial Commentary

The Company also announced a net loss for third-quarter 2017 of $157.5 million or $7.38 per diluted share, compared to a net loss of $138.1 million or $6.48 per diluted share for second-quarter 2017, and net income of $0.2 million or $0.01 per diluted share for third-quarter 2016.

Contract drilling revenue for third-quarter 2017 was $82.1 million, which included $5.5 million of deferred revenue amortization, compared to second-quarter 2017 contract drilling revenue of $67.1 million, which included $5.1 million of deferred revenue amortization. The increase in revenues resulted primarily from the Pacific Scirocco starting its contract with Hyperdynamics mid second-quarter 2017 compared to operating the majority of third-quarter 2017. During third-quarter 2017, our operating fleet achieved a record average revenue efficiency(a) of 99.9%.

Operating expenses for third-quarter 2017 were $58.9 million as compared to $65.0 million for second-quarter 2017. Operating expenses for third-quarter 2017 included $2.7 million in amortization of deferred costs, $0.9 million in reimbursable expenses and $6.8 million in shore-based and other support costs.

General and administrative expenses for third-quarter 2017 were $22.1 million, compared to $20.1 million for second-quarter 2017. Excluding certain legal and financial advisory fees of $6.8 million in third-quarter 2017 and $6.4 million in second-quarter 2017, our corporate overhead expenses(b) for third-quarter 2017 were $15.3 million, compared to $13.7 million for second-quarter 2017. The increase in corporate overhead expenses was primarily related to severance related costs.

Adjusted EBITDA(c) for third-quarter 2017 was $1.9 million, compared to Adjusted EBITDA of $(17.6) million in second-quarter 2017. The increase in Adjusted EBITDA was primarily the result of increased revenues during third-quarter 2017.

Net loss for third-quarter 2017 included a write-off of $30.8 million of deferred financing costs, and an other-than-temporary impairment in our available-for-sale securities of $6.1 million, recorded in other expense.

For third-quarter 2017, cash flow from operations was $(33.1) million. Cash balances, including $8.5 million in restricted cash, totaled $358.3 million as of September 30, 2017, and total outstanding debt was $3.0 billion.

The Company will not be holding an earnings conference call this quarter.

Footnotes

(a) Revenue efficiency is defined as actual contractual dayrate revenue (excluding mobilization fees, upgrade reimbursements and other revenue sources) divided by the maximum amount of contractual dayrate revenue that could have been earned during such period.

(b) Corporate overhead expenses is a non-GAAP financial measure. For a definition of corporate overhead expenses and a reconciliation to general and administrative expenses, please refer to the schedule included in this release.

(c) EBITDA and Adjusted EBITDA are non-GAAP financial measures. For a definition of EBITDA and Adjusted EBITDA and a reconciliation to net income, please refer to the schedules included in this release.

About Pacific Drilling

With its best-in-class drillships and highly experienced team, Pacific Drilling is committed to becoming the industry’s preferred high-specification, floating-rig drilling contractor. Pacific Drilling’s fleet of seven drillships represents one of the youngest and most technologically advanced fleets in the world. For more information about Pacific Drilling, including our current Fleet Status, please visit our website at www.pacificdrilling.com.

Forward-Looking Statements

Certain statements and information contained in this press release constitute “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, and are generally identifiable by the use of words such as “believe,” “estimate,” “expect,” “forecast,” “ability to,” “plan,” “potential,” “projected,” “target,” “would,” or other similar words, which are generally not historical in nature.

Forward-looking statements express current expectations or forecasts of possible future results or events, including future financial and operational performance; revenue efficiency levels; market outlook; forecasts of trends; future client contract opportunities; contract dayrates; our business strategies and plans and objectives of management; estimated duration of client contracts; backlog;  expected capital expenditures; projected costs and savings; the potential impact of our Chapter 11 proceedings on our future operations and ability to finance our business; and our ability to emerge from our Chapter 11 proceedings and continue as a going concern.

Although the Company believes that the assumptions and expectations reflected in our forward-looking statements are reasonable and made in good faith, these statements are not guarantees and actual future results may differ materially due to a variety of factors. These statements are subject to a number of risks and uncertainties, many of which are beyond the Company’s control.

Important factors that could cause actual results to differ materially from our expectations include: the global oil and gas market and its impact on demand for our services; the offshore drilling market, including reduced capital expenditures by our clients; changes in worldwide oil and gas supply and demand; rig availability and supply and demand for high-specification drillships and other drilling rigs competing with our fleet; costs related to stacking of rigs; our ability to enter into and negotiate favorable terms for new drilling contracts or extensions; our substantial level of indebtedness; possible cancellation, renegotiation, termination or suspension of drilling contracts as a result of mechanical difficulties, performance, market changes or other reasons; our ability to continue as a going concern in the long term, including our ability to confirm a plan of reorganization that restructures our debt obligations to address our liquidity issues and allows emergence from our Chapter 11 proceedings; our ability to obtain Bankruptcy Court approval with respect to motions or other requests made to the Bankruptcy Court in our Chapter 11 proceedings, including maintaining strategic control as debtor-in-possession; our ability to negotiate, develop, confirm and consummate a plan of reorganization; the effects of our Chapter 11 proceedings on our operations and agreements, including our relationships with employees, regulatory authorities, customers, suppliers, banks and other financing sources, insurance companies and other third parties; the effects of our Chapter 11 proceedings on our Company and on the interests of various constituents, including holders of our common shares and debt instruments; Bankruptcy Court rulings in our Chapter 11 proceedings as well as the outcome of all other pending litigation and arbitration and the outcome of our Chapter 11 proceedings in general; the length of time that we will operate under Chapter 11 protection and the continued availability of operating capital during the pendency of the proceedings; risks associated with third-party motions in  our Chapter 11 proceedings, which may interfere with our ability to confirm and consummate a plan of reorganization and restructuring generally; increased advisory costs to execute a plan of reorganization; our ability to access adequate debtor-in-possession financing or use cash collateral; the potential adverse effects of our Chapter 11 proceedings  on our liquidity, results of operations, or business prospects; increased administrative and legal costs related to our Chapter 11 proceedings and other litigation and the inherent risks involved in a bankruptcy process; the cost, availability and access to capital and financial markets, including the ability to secure new financing after emerging from our Chapter 11 proceedings; and the other risk factors described in our 2016 Annual Report and our Current Reports on Form 6-K.  These documents are available through our website at www.pacificdrilling.com or through the SEC’s website at www.sec.gov.

The Company does not undertake any obligation to publicly update or revise any forward-looking statements after the date they are made, whether as a result of new information, future events or otherwise.

Investor Contact:	Johannes (John) P. Boots
Pacific Drilling S.A.
+352 26845781
Investor@pacificdrilling.com

Media Contact:	Amy L. Roddy
Pacific Drilling S.A.
+1 713 334 6662
Media@pacificdrilling.com

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Condensed Consolidated Statements of Operations

(in thousands, except per share information) (unaudited)

	Three Months Ended			Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2017	2017	2016	2017	2016
Revenues
Contract drilling	$82,110	$67,073	$182,427	$254,692	$591,515
Costs and expenses
Operating expenses	(58,925)	(64,988)	(68,530)	(184,361)	(223,491)
General and administrative expenses	(22,076)	(20,149)	(15,150)	(64,686)	(44,471)
Depreciation expense	(69,561)	(69,863)	(69,731)	(209,055)	(206,020)
	(150,562)	(155,000)	(153,411)	(458,102)	(473,982)
Operating income (loss)	(68,452)	(87,927)	29,016	(203,410)	117,533
Other income (expense)
Interest expense	(51,146)	(50,388)	(45,888)	(151,545)	(137,497)
Write-off of deferred financing costs	(30,846)	—	—	(30,846)	—
Gain on debt extinguishment	—	—	22,002	—	36,233
Other income (expense)	(5,307)	496	(628)	(5,540)	(2,812)
Income (loss) before income taxes	(155,751)	(137,819)	4,502	(391,341)	13,457
Income tax expense	(1,770)	(247)	(4,346)	(4,093)	(7,578)
Net income (loss)	$(157,521)	$(138,066)	$156	$(395,434)	$5,879
Earnings (loss) per common share, basic	$(7.38)	$(6.48)	$0.01	$(18.56)	$0.28
Weighted average number of common shares, basic	21,332	21,317	21,183	21,308	21,161
Earnings (loss) per common share, diluted	$(7.38)	$(6.48)	$0.01	$(18.56)	$0.28
Weighted average number of common shares, diluted	21,332	21,317	21,184	21,308	21,161

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Condensed Consolidated Balance Sheets

(in thousands) (unaudited)

	September 30,	June 30,	December 31,
	2017	2017	2016
Assets:
Cash and cash equivalents	$349,807	$407,059	$585,980
Restricted cash	8,500	8,500	40,188
Accounts receivable, net	36,361	36,138	94,622
Materials and supplies	89,331	92,029	95,679
Deferred costs, current	11,168	10,854	10,454
Prepaid expenses and other current assets	10,160	15,155	13,892
Total current assets	505,327	569,735	840,815
Property and equipment, net	4,717,607	4,783,814	4,909,873
Long-term receivable	202,575	202,575	202,575
Other assets	42,587	51,017	44,944
Total assets	$5,468,096	$5,607,141	$5,998,207

Liabilities and shareholders’ equity:
Accounts payable	$13,377	$18,573	$17,870
Accrued expenses	25,332	46,010	45,881
Long-term debt, current	3,043,967	1,692,024	496,790
Accrued interest	32,990	12,827	14,164
Deferred revenue, current	21,061	25,964	45,755
Total current liabilities	3,136,727	1,795,398	620,460
Long-term debt, net of current maturities	—	1,322,232	2,648,659
Deferred revenue	17,967	22,899	32,233
Other long-term liabilities	33,321	32,801	30,655
Total long-term liabilities	51,288	1,377,932	2,711,547
Shareholders’ equity:
Common shares	213	213	212
Additional paid-in capital	2,365,683	2,363,659	2,360,398
Accumulated other comprehensive loss	(15,164)	(16,931)	(19,193)
Retained earnings (accumulated deficit)	(70,651)	86,870	324,783
Total shareholders’ equity	2,280,081	2,433,811	2,666,200
Total liabilities and shareholders’ equity	$5,468,096	$5,607,141	$5,998,207

PACIFIC DRILLING S. A. AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows

(in thousands) (unaudited)

	Three Months Ended			Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2017	2017	2016	2017	2016

Cash flow from operating activities:
Net income (loss)	$(157,521)	$(138,066)	$156	$(395,434)	$5,879
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation expense	69,561	69,863	69,731	209,055	206,020
Amortization of deferred revenue	(5,487)	(5,118)	(12,324)	(41,684)	(37,640)
Amortization of deferred costs	2,747	2,556	3,800	8,609	9,888
Amortization of deferred financing costs	8,488	8,310	3,662	24,889	10,928
Amortization of debt discount	321	314	426	940	1,071
Write-off of deferred financing costs	30,846	—	—	30,846	—
Deferred income taxes	(37)	(959)	345	(88)	2,801
Share-based compensation expense	2,032	1,791	1,653	6,038	5,328
Gain on debt extinguishment	—	—	(22,002)	—	(36,233)
Other-than-temporary impairment of available-for-sale securities	6,147	—	—	6,147	—
Changes in operating assets and liabilities:
Accounts receivable	(223)	4,273	23,875	58,261	53,743
Materials and supplies	2,478	513	(2,022)	4,188	976
Prepaid expenses and other assets	(104)	(8,531)	(1,653)	(10,130)	(12,556)
Accounts payable and accrued expenses	12,008	(10,687)	28,038	17,742	(1,830)
Deferred revenue	(4,348)	2,224	—	2,724	—
Net cash provided by (used in) operating activities	(33,092)	(73,517)	93,685	(77,897)	208,375
Cash flow from investing activities:
Capital expenditures	(19,338)	(3,297)	(1,129)	(32,762)	(42,806)
Purchase of available-for-sale securities	(2,000)	(4,000)	—	(6,000)	—
Net cash used in investing activities	(21,338)	(7,297)	(1,129)	(38,762)	(42,806)
Cash flow from financing activities:
Payments for shares issued under share-based compensation plan	(8)	(37)	(2)	(199)	(89)
Proceeds from long-term debt	—	—	—	—	235,000
Payments on long-term debt	(1,875)	(10,058)	(16,305)	(146,473)	(69,180)
Payments for financing costs	(939)	(927)	(2,015)	(4,530)	(2,015)
Net cash provided by (used in) financing activities	(2,822)	(11,022)	(18,322)	(151,202)	163,716
Net increase (decrease) in cash and cash equivalents	(57,252)	(91,836)	74,234	(267,861)	329,285
Cash, cash equivalents and restricted cash, beginning of period	415,559	507,395	371,084	626,168	116,033
Cash, cash equivalents and restricted cash, end of period	$358,307	$415,559	$445,318	$358,307	$445,318

EBITDA and Adjusted EBITDA Reconciliation

EBITDA is defined as earnings before interest, taxes, depreciation and amortization. Adjusted EBITDA is defined as earnings before interest, taxes, depreciation and amortization, other-than-temporary impairment of available-for-sale securities, write-off of deferred financing costs, and gain from debt extinguishment. EBITDA and Adjusted EBITDA do not represent and should not be considered an alternative to net income, operating income, cash flow from operations or any other measure of financial performance presented in accordance with generally accepted accounting principles in the United States of America (“GAAP”) and our calculation of EBITDA and Adjusted EBITDA may not be comparable to that reported by other companies. EBITDA and Adjusted EBITDA are included herein because they are used by management to measure the Company's operations. Management believes that EBITDA and Adjusted EBITDA present useful information to investors regarding the Company's operating performance.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Supplementary Data—Reconciliation of Net Income (Loss) to Non-GAAP EBITDA and Adjusted EBITDA

(in thousands) (unaudited)

	Three Months Ended			Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2017	2017	2016	2017	2016

Net income (loss)	$(157,521)	$(138,066)	$156	$(395,434)	$5,879
Add:
Interest expense	51,146	50,388	45,888	151,545	137,497
Depreciation expense	69,561	69,863	69,731	209,055	206,020
Income tax expense	1,770	247	4,346	4,093	7,578
EBITDA	$(35,044)	$(17,568)	$120,121	$(30,741)	$356,974

Add (subtract):
Other-than-temporary impairment of available-for-sale securities	6,147	—	—	6,147	—
Write-off of deferred financing costs	30,846	—	—	30,846	—
Gain on debt extinguishment	—	—	(22,002)	—	(36,233)
Adjusted EBITDA	$1,949	$(17,568)	$98,119	$6,252	$320,741

Corporate Overhead Expenses Reconciliation

Corporate overhead expenses is a non-GAAP financial measure defined as general and administrative expenses less certain unusual legal expenses related to our arbitration proceeding and patent litigation, as well as legal and financial advisory expenses related to our ongoing debt restructuring efforts. We included corporate overhead herein because it is used by management to measure the Company's ongoing corporate overhead. Management believes that ongoing corporate overhead expenses present useful information to investors regarding the financial impact of Company's cost savings measures and optimization of overhead support structure during the periods presented below. Non-GAAP financial measures should be considered as a supplement to, and not as a substitute for, or superior to, financial measures prepared in accordance with GAAP.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Supplementary Data—Reconciliation of General and Administrative Expenses to Non-GAAP Corporate Overhead Expenses

(in thousands) (unaudited)

	Three Months Ended			Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2017	2017	2016	2017	2016
General and administrative expenses	$22,076	$20,149	$15,150	$64,686	$44,471
Subtract:
Legal and advisory expenses	(6,826)	(6,400)	(4,154)	(19,294)	(9,808)
Corporate overhead expenses	$15,250	$13,749	$10,996	$45,392	$34,663